FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

INTERSHOP Communications Aktiengesellschaft

(Name of Registrant)

INTERSHOP Communications Stock Corporation
(Translation of registrant’s Name into English)

Intershop Tower
07740 Jena
Federal Republic of Germany
(011) 49-3641-50-0
(Address and Telephone Number of registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]	Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ]	No [X]

If “Yes”is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Invitation to the Ordinary General Stockholders' Meeting

INTERSHOP Communications Aktiengesellschaft,

Jena, Germany

Securities Identification Code 747292 -

–ISIN DE 0007472920 –

We herewith invite the stockholders of our Company to

attend the Ordinary General Stockholders' Meeting which shall take place on Wednesday, May 28, 2003, at 11:00 a.m. Central European Summer Time

in Weimar, Germany

[Congress Centrum Neue Weimarhalle, UNESCO-Platz 1, 99423 Weimar, Germany].

Agenda

1. Presentation of the financial statements, the consolidated financial statements, as well as the management report and Group management report for FY 2002, together with the report of the Supervisory Board.

2. Resolution regarding all actions taken by the members of the Management Board in FY 2002

The Supervisory Board and Management Board propose that the actions taken by the members of the Management Board in FY 2002 be formally approved.

3. Resolution regarding all actions taken by the members of the Supervisory Board for FY 2002

The Supervisory Board and Management Board propose that the actions taken by the Supervisory Board in FY 2002 be formally approved.

4. Special election to the Supervisory Board

To replace Prof. Dr. Hartmut Esslinger and Dr. Hagen Hultzsch, who since the last Stockholders' Meeting have resigned from the Supervisory Board, the District Court of Gera, Germany, has appointed Mr. Peter Mark Droste and Dr. Harald Rieger as new members of the Supervisory Board.

Pursuant to § 96 Cl. 1 AktG (German Stock Corporation Act) and § 9 Cl. 1 of the Articles of Association, the Supervisory Board consists of six members representing the stockholders. The Stockholders' Meeting is not obliged to elect the candidates proposed by the Supervisory Board.

The Supervisory Board proposes that 1. Mr. Peter Mark Droste, Engineering Graduate, Egmating, Germany, and

2. Dr. Harald Rieger, Lawyer, Bad Homburg, Germany,

be elected members of the Supervisory Board for a term ending with the Stockholders' Meeting granting approval for all actions taken by the Supervisory Board in the financial year 2006.

Mr. Droste is also a member of the following supervisory boards and bodies:  NxN Software AG, Infor Business Solution AG.

Dr. Rieger is also a member of the following supervisory boards and bodies:

Kirch Media AG i.L., Gontard & MetalBank AG i.L.

5. Resolution on the extension of the power to buy shares in this Company

The Management Board and the Supervisory Board propose to resolve as follows:

a) The Management Board is empowered to acquire shares in this Company until October 31, 2004 at prices not less than € 1.00 per share and not more than 10 percent above the closing rate of the share in XETRA trading at the Frankfurt Stock Exchange on the previous stock trading day. The amount of shares in the Company acquired under this empowering resolution shall not exceed ten percent of the Company's share capital. The time limitation refers only to the acquisition, not the holding of the shares. Trading in the Company's shares is excluded as the purpose of acquisition.

b) The Management Board is empowered to recall the shares acquired under this power without the need of obtaining another resolution of a Stockholder's Meeting. The Management Board is empowered to amend the Articles of Association to reflect the changed number of shares if and to the extent to which the recall is made without a decrease in the share capital.

6. Resolution empowering the Management Board to sell shares in the Company through channels other than by offerings to all stockholders or through the stock exchange

The Management Board and the Supervisory Board propose to resolve that the Management Board be empowered, with the agreement of the Supervisory Board, to sell shares in the Company through channels other than by offerings to all stockholders or through the stock exchange, in particular, barring the right of acquisition by stockholders to

a) transfer the shares to any third party in exchange for the acquisition of any company or an interest in any company or exchange for any other asset or service,

b) sell the shares to any institutional investor, with the number of shares sold barring the right of acquisition by stockholders on the basis of § 186 Cl. 3 Sentence 4 AktG (German Stock Corporation Act) and barring the right of acquisition from the authorized capital not exceeding a total of ten percent of the share capital,

c) offer the shares for acquisition by any person being or having been in a working relationship with the Company or any affiliated company of this Company, or

d) offer the shares for acquisition by free-lance persons or external consultants of this Company or of any affiliated company.

In any case cited under a) and b) above, the selling price shall not be substantially below the stock exchange rate as defined in § 186 Cl. 3 Sentence 4 AktG (German Stock Corporation Act). The relevant stock price for the above provision is the average closing price from XETRA trading at the Frankfurt Stock Exchange during the last five Exchange trading days preceding the sale of the appropriate shares.

In any case cited under c) and d) above, the shares in the Company shall be sold at the price quoted as the purchase price for shares in this Company in the exercise of a right of option in the Employee Profit Sharing Scheme and the Equity Incentive Program instituted by the Management Board with the consent of the Supervisory Board.

Report by the Management Board pursuant to §§ 71 Cls. 1 No. 8 Sentence 5, 186 Cls. 4 Sentence 2 AktG (German Stock Corporation Act) barring the right of acquisition by stockholders

To items a) and b) of the proposed resolution:

The purpose of the power requested is, in particular, to enable the Management Board, with the agreement of the Supervisory Board, on occasion to acquire a company or interest in a company against payment in stock in this Company –including by conversion. This enables the Company to respond quickly and successfully to favorable opportunities or any other occasion of acquiring a company or interest in a company in national and international markets. Frequently it is found in the course of negotiations that shares, instead of cash, need to be provided as consideration. To be able to act in any such case, the Company should have the authorization to potentially use Company shares as and when needed.

The power requested for the Management Board, with agreement of the Supervisory Board to bar the right of acquisition by stockholders is intended to enable the Company to respond to the requirements of the market quickly and with flexibility. In particular, the Company's potential to raise capital is to be facilitated. This is in the Company's interest and it permits the placement of stock in a more timely manner and at lower cost than if the stock was sold in accordance with the rules of granting the right to acquisition to stockholders. Specifically, the Management Board intends to place shares with institutional investors and investors with an entrepreneurial interest in acquiring an ownership stake in the Company. In selling stock under this power, the Management Board will be guided exclusively by the interest of the Company and will, in particular, try to obtain the best possible selling price in light of the price quoted for the stock of INTERSHOP Communications Aktiengesellschaft at the time of sale. If no additional causes for barring the right of acquisition exist, the number of shares sold on the basis of § 186 Cl. 3 Sentence 4 AktG (German Stock Corporation Act) excluding the right of acquisition and issued on the authorized capital must not exceed a total of ten percent of the share capital.

To item c) of the proposed resolution:

Furthermore, the power requested for the Management Board, with agreement of the Supervisory Board and barring the right of acquisition by stockholders, to offer Company stock for acquisition by persons being or having been in a working relationship with the Company or any affiliated company of this Company, is intended to fulfill payment obligations from acquisition rights which the Company has granted or intends to grant to such persons.

The details of the Employee Profit Sharing Scheme will be defined by the Management Board, which needs the agreement of the Supervisory Board to implement the Scheme.

A working, competitive Employee Profit Sharing Scheme is of great importance to the Company. Under the increasingly challenging conditions of the labor market, the Company competes for qualified personnel internationally. Stock option plans have become a component of any modern remuneration scheme and are widely demanded by employees not only of companies whose stock is traded on the Prime Standard of the Frankfurt Stock Exchange. To strengthen employee-Company relations in the future and to motivate employees to above-average work performance and to be able to survive in the competition for qualified personnel, the Management Board regards the continuation of the new Employee Profit Sharing Scheme as an absolute necessity. It should also be noted that a growing number of investors and analysts rate the existence of a competitive Employee Profit Sharing Scheme as an essential positive factor in their audits. The beneficiaries of the Scheme will be the employees of the Company and of affiliated companies within the meaning of § 15 AktG. These persons are of outstanding importance to the Company. The beneficiaries are to be given the right of to acquire (stock option) stock in INTERSHOP Communications Aktiengesellschaft.

To item d) of the proposed resolution:

To the extent stock under the Equity Incentive Program is to be issued to free-lance persons and external consultants of the Company or any affiliated company of the Company, such stock must at first be acquired by the Company pursuant to § 71 Cls. 1 No. 8 AktG. Barring the right of acquisition by stockholders by sale of Company stock acquired pursuant to § 71 Cls. 1 No. 8 AktG, is an absolute necessity in the view of the Company as otherwise the implementation of the Equity Incentive Program, which includes free-lance persons and external consultants, is not ensured and the Company would potentially be liable to pay damage.

By the issue of rights of acquisition, the interests of the beneficiaries involved in the Equity Incentive Program would be in sustained agreement with those of the Company's stockholders. Based on this, any future increase in the value of the Company would be equally enjoyed by the beneficiaries and the stockholders. The purchase price of the stock offered will in any case be guided by the quoted price of INTERSHOP Communications Aktiengesellschaft stock at the time of the option.

7. Appointment of the auditor for the financial year 2002

The Supervisory Board proposes that Ernst & Young Revisions- und Treuhandgesellschaft mbH Wirtschaftsprüfungsgesellschaft Steuerberatungsgesellschaft, Valentinskamp 24, 20354 Hamburg, Germany, be appointed to audit the documents for the financial year 2003.

Documents available for inspection

Regarding item 6 of the above agenda, the Management Board has submitted a written report detailing the reasons for the powers to be granted to the Management Board, with the agreement of the Supervisory Board, to adopt a resolution barring the right of acquisition by stockholders. This report, the full wording of which has been presented above, the annual financial statement, the consolidated financial statement, the annual report and the consolidated annual report for the financial year 2002 and the report of the report of the Supervisory Board are available for inspection by stockholders from the date of invitation to the Stockholders' Meeting in the offices of the Company during normal business hours. On request, copies of the documents available for inspection will be prepared and sent to each stockholder. The annual report for 2002 is also available under www.INTERSHOP.de.

Participation in the stockholders’meeting

Only those stockholders are entitled to participate in the Stockholders’Meeting and to exercise their voting right who have deposited their shares pursuant to § 16 of the Articles of Association as amended, on or before May 21, 2003 with the Company, with a German notary, with a Securities Bank authorized to deposit the shares or with one of the following banks which will have their shares held deposited there until the end of the Stockholders’Meeting.

Commerzbank AG
Bank J. Vontobel & Co AG
Credit Suisse First Boston AG

In case of a deposit of shares with a German notary or a Securities Bank, the certificate of such deposits must be filed with the Company at the latest one day after the end of the deadline set for deposits, i.e., May 22, 2003 with INTERSHOP Communications AG,
Investor Relations,
INTERSHOP Tower 07740 Jena.

The shares are also validly deposited if, with consent of one of the above-mentioned deposit locations, the shares are held blocked from trading by any other bank until the end of the Stockholders’Meeting.

The entrance cards issued due to a deposit of shares will serve as a proof for the exercise of the voting right. The voting right can also be exercised by a proxy, or an association of stockholders nominated in writing. The Company will appoint a proxy to vote at the Shareholders' Meeting.

Pursuant to Article 16 Cls. 4 of the Articles, the Stockholders' Meeting can be televised or voice-broadcast. At the beginning of the Stockholders' Meeting a decision on such proceedings will be made by the person chairing the Meeting.

Applications by stockholders

Stockholders can file their applications pursuant to § 126 Cls. 1 AktG with the following address:

INTERSHOP Communications AG, Investor Relations, INTERSHOP Tower, 07740 Jena, Telefax +49 (0) 3641) 501-1309, e-mail: D.Schwartzkopff@INTERSHOP.de

Voting by proxy

Stockholders can exercise their voting right at the Stockholders' Meeting by proxy, e.g., by the depository bank, a stockholder's association or any other person of their choice.

Complementing the above provisions as to voting by proxy, we have nominated Dr. Achim Biedermann, PR IM TURM HV-Service AG, Römerstr. 72-74, 68259 Mannheim, Germany, who this year will act as proxy for voting and will be bound by directions. Our stockholders can give Dr. Biedermann power to exercise their voting right, such power to be given in writing or by facsimile transmittal on or before 11:30 a.m. on May 28, 2003. The power must exclusively be given using the forms printed in the invitation.

The fax number is: +49 (0)621-709907.

Jena, Germany, in April 2003 INTERSHOP Communications Aktiengesellschaft
The Management Board

This English translation is provided for information purposes only, and only the German original is authoritative. If you require the German original, please contact Investor Relations at www.intershop.de or at above phone number.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERSHOP Communications Aktiengesellschaft

Date: April 24, 2003	By: /s/ Stephan Schambach
Stephan Schambach
Chief Executive Officer
(Vorstandsvorsitzender)